FOR IMMEDIATE RELEASE






                                           Contact:  Roger W. W. Baker
                                                     (203) 698-5148

                                                     Daniel A. Conforti
                                                     (203) 698-5132




                        AMERICAN BRANDS REPORTS EARNINGS
                           FOR FOURTH QUARTER AND YEAR

Old Greenwich, CT, January 24 -- Reflecting both the impact for the first time for a full quarter of lower prices in the domestic cigarette market as well as the adverse impact of foreign currency translation, American Brands, Inc. today announced that, for the quarter ended December 31, 1993, income before accounting changes declined to $185 million, or 91 cents per Common share, from $233 million, or $1.15 per share, for the fourth quarter of 1992. Fully diluted earnings per share declined to 90 cents from $1.10 last year.
             For the year, income before accounting changes decreased to $668 million, or $3.30 per share, compared with $884 million, or $4.29 per share, last year. Fully diluted earnings per share declined to $3.23 from $4.13. Excluding restructuring provisions, costs associated with a one-time buydown of trade inventories by The American Tobacco Company, currency translation and a gain on an exchange of tobacco trademarks -- earnings per share before accounting changes for the year would have been $3.89 on a primary basis and $3.78 fully diluted.
             Effective January 1, 1993, the Company adopted FAS Statements No. 106 and No. 112, and on December 31, adopted FAS
Statement No. 115. The one-time, non-cash charge to net income for the year of $198 million, or 98 cents per share, from adopting these statements was recorded as cumulative changes in accounting principles.
             Revenues increased 1% in the quarter to $3.8 billion, but excluding the impact of currency translation at lower average rates, revenues would have been up 5%. For the year, revenues declined 6% to $13.7 billion; excluding the impact of currency translation, revenues would have been up 3%.
             Fluctuations in exchange rates for foreign currencies, primarily the British pound, adversely affected revenues, net income and E.P.S. by $136 million, $10 million and 5 cents, respectively, in the quarter, and $1.4 billion, $61 million and 31 cents, respectively, for the year. Corporate administrative expenses were lower for the year, but, in the quarter, were substantially higher, principally reflecting higher stock appreciation rights expense. Interest expense declined in both periods, and earnings per share further benefited from fewer
Common shares outstanding. Earnings per share also benefited from the 1992 redemption of the $2.75 Preferred stock.
             Chairman and Chief Executive Officer William J. Alley said:
"The sharp reduction in prices in the domestic tobacco market and the impact of currency translation severely affected 1993 results. For the year, 89% of our operating company contribution (operating income excluding amortization of intangibles) was derived from businesses other than domestic tobacco, and we were pleased that, on a comparable basis as discussed below, every one of these business segments achieved an increase in contribution during 1993. Collectively, our nontobacco operations achieved record contribution in both the fourth quarter and the year, up
26% and 11%, respectively.
             "Fourth quarter results for The American Tobacco Company reflect, for the first time, the impact for a full quarter of the major price reductions in the U.S. cigarette market, with contribution declining sharply to $11 million. For the year, despite the fierce competitive onslaught, American Tobacco's unit volume decline of 9.1% was in line with the industry's 9% decline, and American held its market share at about 6.75%.
Year-to-year volume comparisons were affected by changes in trade buying patterns in 1993, and the estimated decline in underlying consumer demand was in the range of 3% to 4%.
             "American Tobacco's price-value cigarette brands achieved a 5% volume increase in 1993 and accounted for 52% of domestic unit volume, compared with 45% in 1992, led by continued gains for Misty and substantial increases for American's deep discount brands, which were introduced in 1992 and 1993. For the industry, price-value brands represented about 37% of total volume, up from 30% in 1992 but down from a peak of nearly 41% in the second quarter of 1993. Although American's premium brands declined 21%, or somewhat more than the industry's premium sector decline of 18%, Carlton gained share of that category.
             "American, which has taken significant steps to substantially reduce marketing expenses and reduced overall employment by 11% during 1993, continues to move aggressively to further reduce expenses.
             "Our largest profit center, Gallaher Tobacco, had another strong quarter, with contribution up 16% in sterling and 7% in dollars. For the year, on a comparable basis excluding restructuring provisions, contribution was up 8% in sterling but down 9% in dollars, due to translation at substantially lower exchange rates. Results benefited from substantial buying by the trade in anticipation of the second 1993 U.K. budget in November;
this had the effect of drawing significant sales into the 1993 fourth quarter from the first quarter of 1994.
             "Reflecting this trade buying, Gallaher's fourth quarter cigarette unit volume increased 14.2% in the U.K., and its total volume, including exports, increased 6.7%. Export units rose 32% for the year, benefiting from the acquisition of the Benson and Hedges trademark on the Continent as well as solid increases by Silk Cut, particularly on the Continent. Gallaher successfully introduced Benson and Hedges Superkings in the U.K. in 1993, expanding the company's share of the growing mid-price segment;
for the year, the brand achieved a market share approaching 3%, and Gallaher's overall share of market edged slightly ahead to 41.7%.
             "During 1993, with U.K. excise taxes increased twice during the year (reflecting the change in timing of the U.K. budget), price competition intensified, consumers continued to trade down and the estimated underlying decline in U.K. consumer demand was in the range of 5.5%. In this situation, Gallaher Tobacco moved decisively to control costs, with workforce reductions completed or announced totaling over 16% of year-ago employment. Gallaher
(Dublin) achieved solid gains in contribution and share, becoming the #1 tobacco company in Ireland in 1993.
             "Contribution from our second largest core business, distilled spirits, rose sharply to record levels in the quarter and the year, principally reflecting the inclusion of Invergordon Distillers Group. Both Jim Beam Brands and Whyte & Mackay (even excluding Invergordon) achieved increases in both periods.
Contribution margins increased for both companies, despite significantly intensified price competition.
             "Jim Beam Brands had record contribution for the quarter and the year, though revenues declined in both periods in the face of intensifying price competition. Beam achieved higher domestic depletions of Jim Beam bourbon, Kessler's American blended whiskey, Kamora coffee liqueur and Wolfschmidt vodka, as well as a strong performance in international markets, with solid volume increases achieved in the key Australian, German and Japanese markets. Beam's international sales exceeded three million cases for the first time, and the company is positioned for the future with low cost production and a broad brand portfolio.
             "U.K.-based Whyte & Mackay completed the acquisition of Invergordon during the quarter, creating an entity that ranks as the #3 Scotch whisky company in the world. Even excluding
Invergordon, contribution was up substantially for the quarter and the year. Whyte & Mackay's worldwide volume was up 10% for the year, with a 10% increase in branded Scotch whisky case sales and a 17% increase in vodka cases. In the U.K., it achieved share increases in both categories.
             "The Franklin Life Insurance Company's contribution rose 63% in the quarter and 30% to a record for the year, reflecting substantially higher realized investment gains. Net realized investment gains of $41 million and $93 million in the quarter and year, respectively, compared with $9 million and $41 million in the corresponding 1992 periods. These gains reflect a continuing large number of calls of bonds with high coupons, which adversely affects future investment income. Even excluding the gains on investments, contribution for the year would have been slightly ahead, though it would have been down for the quarter, reflecting the timing of expenses.
             "The MasterBrand hardware and home improvement group achieved record revenues and contribution in the quarter. For the year, revenues increased 10% to a record, but contribution declined slightly. Excluding a one-time gain from a change in an employee benefit program in 1992 and the higher postretirement expenses from adopting FAS Statement No. 106 in 1993, contribution would have been up 6% in both periods.
             "Aristokraft achieved record revenues and contribution for the quarter and the year, again outperforming the industry and becoming the #2 kitchen and bath cabinet maker in the U.S., up from #5 only three years ago. Master Lock and Waterloo also achieved record results in both periods. Moen's revenues were solidly ahead in both periods, but contribution was flat in the quarter and declined 10% for the year; excluding the one-time
1992 gain and higher postretirement expenses noted above, Moen's contribution would have been up 4% in the quarter and flat for the year. Moen has successfully introduced an array of new faucet lines, and results have been affected by product mix and higher manufacturing costs associated with the more complex product line. Aggressive cost reduction programs are in place throughout the group, and we believe that MasterBrand is well positioned to participate in this industry's promising growth opportunities.
             "The ACCO World office products group completed another fine year. Reported contribution declined 3% in the quarter and was up 6% for the year, but on a comparable basis, principally excluding the impact of currency translation and the divestiture of two non-strategic U.K. businesses last year, contribution would have been up 8% and 18%, respectively, in the quarter and the year; on this comparable basis, revenues would have been solidly ahead in both periods. During 1993, ACCO achieved significant market share gains particularly in the faster growing channels of distribution, where it is strongly positioned with its broad line and excellent service, and it continued to reduce its cost base. ACCO enters 1994 as the world leader in its industry, with strong brands, customer relationships and growth momentum.
             "Our specialty businesses group had an excellent quarter, with a 24% gain in contribution; for the year, contribution rose
5%. The Titleist and Foot-Joy golf group had another record year, with worldwide unit sales of golf balls up 9% to a record
168 million balls. The U.K.-based Dollond & Aitchison optical group posted contribution gains of 57% and 38% for the quarter and year, respectively, in sterling.
             "Looking ahead, the intense competitive environment prevailing in virtually all markets in 1993 seems likely to endure for the foreseeable future. This situation had the most dramatic impact in the domestic tobacco market, where cigarette prices were sharply reduced during the third quarter.
Consequently, profit comparisons for The American Tobacco Company are likely to be difficult in 1994, particularly in the first half. Even so, American should begin to realize the benefits of its restructuring, lower marketing expenses, and a November 1993 price increase, and we are hopeful that comparisons will improve as the year progresses and that full year contribution for American Tobacco will approximate the 1993 result.
             "Gallaher Tobacco faces intense competition in its markets as well, but it is in a substantially stronger position as the U.K.'s leading tobacco company with over 40% of the cigarette market. However, profit growth in 1994 will also be challenging for Gallaher, and the first quarter comparison will be especially difficult because, as noted, the change in timing of the U.K.
government budget from March to November drew substantial volume out of the first quarter; conversely, last year's first quarter benefited from trade buying in anticipation of the March budget.
Although continued trading down by smokers would particularly affect Gallaher, which has a major position in the premium sector, we are encouraged by Gallaher's strengthened position in the growing mid-price sector.
             "A record 56% of our consolidated contribution was generated by our nontobacco businesses in 1993. Collectively, these operations achieved record contribution, and, on a comparable basis, every segment registered an increase. These businesses continue to perform well, though special factors may affect quarterly comparisons. Notably, reported comparisons for Franklin Life are likely to be very difficult through 1994.
Franklin had extraordinarily high realized investment gains, totaling $93 million in 1993, compared with an average of $23 million for the prior three years.
             "Overall, we continue to respond aggressively to unprecedented changes in the markets in which our companies operate. In spite of the substantial challenges that, as we noted in our third quarter release, may well result in unfavorable profit comparisons in 1994, we move to the future with enviable brands, market positions and financial resources, and we remain optimistic about our long-term prospects."
             American Brands is a global consumer products holding company with core businesses in tobacco, distilled spirits, life insurance, hardware and home improvement products and office products as well as a substantial position in golf products.
Each has brand name leaders in its industry.
             In tobacco, major cigarette brands include American Tobacco's Carlton, Lucky Strike, Pall Mall, Tareyton, Montclair,
Misty, Riviera, Private Stock, Prime and Summit, and, in Europe,
Gallaher Limited's Benson and Hedges and Silk Cut. In distilled spirits, leading brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper and Leroux cordials and liqueurs, Glayva
Scotch-based liqueur, Windsor and Lord Calvert Canadian whiskies,
Kessler American Blended Whiskey, Gilbey's gin and vodka,
Kamchatka, Wolfschmidt and Vladivar vodkas and Ronrico rum along with The Dalmore, The Claymore, Whyte & Mackay Special Reserve, and Isle of Jura Scotch whiskies. Life insurance is sold by The
Franklin group of companies. The MasterBrand Industries hardware and home improvement business includes Moen, Master Lock, Aristokraft and Waterloo. The ACCO World office products group includes Swingline, Wilson Jones, Day-Timers and substantial international operations, including Rexel and Twinlock.
             Specialty products include Titleist, Pinnacle and Foot-Joy golf products and, in the U.K., Gallaher's Prestige housewares line, Dollond & Aitchison optics, and Forbuoys retailing.

                                   #    #    #
1/24/94

                               AMERICAN BRANDS, INC.
                     (In millions, except per share amounts)

                                             Three Months Ended December 31,
                                                 1993       1992     % Change
Revenues
  Tobacco Products (2)
    International                             $1,776.1    $1,603.4       10.8
    Domestic                                     358.4       513.6      (30.2)
                                              ---------   ---------    -------
      Total Tobacco                            2,134.5     2,117.0        0.8
  Distilled Spirits (2)(3)                       386.4       377.4        2.4
  Life Insurance                                 305.9       266.5       14.8
  Hardware and Home
    Improvement Products                         312.6       268.5       16.4
  Office Products                                294.8       281.9        4.6
  Specialty Businesses                           381.6       460.6      (17.2)
                                              ---------   ---------    -------
       Total                                   3,815.8     3,771.9        1.2
                                              =========   =========    =======
Operating Company Contribution
  Tobacco Products
    International                                144.4       134.9        7.0
    Domestic (4)                                  10.5       127.6      (91.8)
                                              ---------   ---------    -------
      Total Tobacco                              154.9       262.5      (41.0)
  Distilled Spirits (3)                          105.7        77.8       35.9
  Life Insurance                                  71.4        43.9       62.6
  Hardware and Home
    Improvement Products                          49.5        48.4        2.3
  Office Products                                 37.1        38.4       (3.4)
  Specialty Businesses                            17.9        14.4       24.3
                                              ---------   ---------    -------
       Total                                     436.5       485.4      (10.1)
                                              =========   =========    =======
Amortization of Intangibles                       33.9        22.6       50.0
                                              ---------   ---------    -------
Operating Income                                 402.6       462.8      (13.0)
                                              ---------   ---------    -------
Interest and Related Charges                      60.4        65.1       (7.2)
Corporate Admin. Expenses                         27.4        16.2       69.1
Other (Income) Expenses, Net                       5.4        (0.3)         -
                                              ---------   ---------    -------
       Total                                      93.2        81.0       15.1

Income Before Income Taxes                       309.4       381.8      (19.0)

Income Taxes                                     124.6       148.5      (16.1)
                                              ---------   ---------    -------
Income Before Accounting Changes                 184.8       233.3      (20.8)
Accounting Changes, Net of Taxes (5)               2.6           -          -
                                              ---------   ---------    -------
Net Income                                       187.4       233.3      (19.7)
                                              =========   =========    =======

                               AMERICAN BRANDS, INC.
                     (In millions, except per share amounts)

                                             Three Months Ended December 31,
                                                 1993       1992     % Change

Earnings per Common Share
  Primary
    Income Before Accounting Changes             $0.91       $1.15      (20.9)
    Accounting Changes, Net of Taxes (5)          0.01           -          -
                                              ---------   ---------    -------
    Net Income                                   $0.92       $1.15      (20.0)
  Fully diluted
    Income Before Accounting Changes             $0.90       $1.10      (18.2)
    Accounting Changes, Net of Taxes (5)          0.01           -          -
                                              ---------   ---------    -------
    Net Income                                   $0.91       $1.10      (17.3)

Average Common Shares Outstanding                201.7       203.1       (0.7)

                              AMERICAN BRANDS, INC.
                     (In millions, except per share amounts)

                                             Twelve Months Ended December 31,
                                              1993 (1)      1992     % Change
Revenues
  Tobacco Products (2)
    International                             $5,940.0    $6,376.6       (6.8)
    Domestic                                   1,501.5     1,780.3      (15.7)
                                              ---------   ---------    -------
      Total Tobacco                            7,441.5     8,156.9       (8.8)
  Distilled Spirits (2)(3)                     1,194.6     1,268.3       (5.8)
  Life Insurance                               1,070.9       965.5       10.9
  Hardware and Home
    Improvement Products                       1,119.5     1,014.8       10.3
  Office Products                                977.2     1,003.5       (2.6)
  Specialty Businesses                         1,897.7     2,214.6      (14.3)
                                              ---------   ---------    -------
       Total                                  13,701.4    14,623.6       (6.3)
                                              =========   =========    =======
Operating Company Contribution
  Tobacco Products
    International                                488.8       554.4      (11.8)
    Domestic (4)                                 169.2       536.1      (68.4)
                                              ---------   ---------    -------
      Total Tobacco                              658.0     1,090.5      (39.7)
  Distilled Spirits (3)                          246.9       218.8       12.8
  Life Insurance                                 228.5       176.1       29.8
  Hardware and Home
    Improvement Products                         185.6       189.2       (1.9)
  Office Products                                 84.1        79.1        6.3
  Specialty Businesses                            98.4        93.7        5.0
                                              ---------   ---------    -------
       Total                                   1,501.5     1,847.4      (18.7)
                                              =========   =========    =======
Amortization of Intangibles                      103.6        92.4       12.1
                                              ---------   ---------    -------
Operating Income                               1,397.9     1,755.0      (20.3)
                                              ---------   ---------    -------
Interest and Related Charges                     244.2       270.1       (9.6)
Corporate Admin. Expenses                         78.1        80.7       (3.2)
Other (Income) Expenses, Net                      (0.5)        6.1     (108.2)
                                              ---------   ---------    -------
       Total                                     321.8       356.9       (9.8)

Income Before Income Taxes                     1,076.1     1,398.1      (23.0)

Income Taxes                                     407.9       514.3      (20.7)
                                              ---------   ---------    -------
Income Before Accounting Changes                 668.2       883.8      (24.4)
Accounting Changes, Net of Taxes (5)            (198.4)          -          -
                                              ---------   ---------    -------
Net Income                                       469.8       883.8      (46.8)
                                              =========   =========    =======

                              AMERICAN BRANDS, INC.
                     (In millions, except per share amounts)

                                             Twelve Months Ended December 31,
                                              1993 (1)      1992     % Change

Earnings per Common Share
  Primary
    Income Before Accounting Changes             $3.30       $4.29      (23.1)
    Accounting Changes, Net of Taxes (5)         (0.98)          -          -
                                              ---------   ---------    -------
    Net Income                                   $2.32       $4.29      (45.9)
  Fully diluted
    Income Before Accounting Changes             $3.23       $4.13      (21.8)
    Accounting Changes, Net of Taxes (5)         (0.94)          -          -
                                              ---------   ---------    -------
    Net Income                                   $2.29       $4.13      (44.6)

Average Common Shares Outstanding                201.8       204.0       (1.1)

                                                        (NOTES   FOLLOW)

                        AMERICAN BRANDS, INC.
NOTES:

(1) All figures are subject to completion of audit.

(2) Federal and foreign excise taxes included in revenues for the three months and twelve months ended December 31 are as follows (in millions):
                             Three Months            Twelve Months
                            1993      1992          1993      1992
    Tobacco Products
      International     $1,357.9   $1,222.5     $4,548.0    $4,894.1
      Domestic              97.0       97.7        360.9       337.0
    Distilled Spirits      162.5      162.1        505.0       552.2
                        --------   --------     --------    --------
                        $1,617.4   $1,482.3     $5,413.9    $5,783.3

(3) In the three months ended December 31, 1993, Whyte & Mackay, a subsidiary of Gallaher Limited, completed its acquisition of Invergordon Distillers Group PLC by purchasing the remaining outstanding shares. The aggregate cost of Invergordon of 377.1 million pounds sterling (approximately $599.1 million), exceeded the fair value of net assets acquired by 305.9 million pounds sterling (approximately $492.9 million). Operations, including a $15.8 million benefit in operating company contribution resulting from the application of the equity method to prior periods, were consolidated from December 1, 1993. The financial statements for prior periods were not restated because the effect on net income was immaterial.

(4) On June 30, 1993, The American Tobacco Company acquired from B.A.T Industries, PLC the Benson and Hedges cigarette trademark in Europe in exchange for assignment of its Lucky Strike and Pall Mall overseas cigarette trademarks, $107.2 million in cash including expenses, and contingent future payments based on volumes. Results from the Benson and Hedges trademark are included in international tobacco from date of acquisition. A pretax gain of $25.5 million was recognized in domestic tobacco as a result of the assignment of the Lucky Strike and Pall Mall trademarks. Certain of the contingent payments are guaranteed and, accordingly, their present value is included in the initial $183 million of intangibles that have been recorded. Any payments in excess of the guarantees will also be amortized over periods not to exceed 40 years.

(5) Effective January 1, 1993, the Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requiring accrual of the expected costs during the years that employees render the service that qualifies them for coverage. Excluding the one-time transition obligation of $310 million ($191 million after taxes), pertaining to years prior to 1993, the increase in ongoing pretax expense for these benefits for the three months and twelve months ended December 31, 1993 was about $5 million, and $20 million, respectively.

    Also, effective January 1, 1993, the Company adopted FAS 112, "Employers' Accounting for Postemployment Benefits," requiring accrual of the expected costs of benefits provided to former or inactive employees after employment but before retirement and recorded a one-time, pretax charge of $15 million ($10 million after taxes).

    On December 31, 1993, the Company elected early adoption of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," under which trading securities purchased with the intent of being sold in the near term are carried at fair value and the applicable unrealized holding gains and losses are recorded in net income. The three months and twelve months ended December 31, 1993 include an unrealized holding gain on Franklin Life's trading portfolio as at December 31, 1993 of $2.6 million, net of $1.5 million of income taxes.

    The one-time, non-cash effects of adopting these statements were recorded as cumulative changes in accounting principles as follows (in millions, except per share amounts):

                                          FAS Statement Nos.
                                 106       112       115      Total
                                ------    ------    ------    ------
    Pretax charge (credit)      $310.0     $15.0     $(4.1)   $320.9
    Income taxes                 119.0       5.0      (1.5)    122.5
                                ------    ------    ------    ------
    Net loss (income)           $191.0     $10.0     $(2.6)   $198.4
                                ======    ======    ======    ======
    Effect on earnings
     per Common share             $.94      $.05     $(.01)     $.98
                                  ====      ====     =====      ====

(6) The American Tobacco Company subsidiary and other tobacco manufacturers are defendants in various actions based upon allegations that human ailments have resulted from tobacco use. While it is not possible to predict the outcome of the pending litigation or the effect of such litigation on the results of operations for any period, management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the financial condition of the Company. Such actions are being vigorously defended.

                              AMERICAN BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                               December 31,      December 31,
                                                   1993             1992 *
      Assets                                    (Unaudited)
 Consumer Products and Corporate
   Current Assets
      Accounts Receivable, Net                    $1,241.6       $1,255.3
      Inventories                                  2,043.2        1,810.2
      Other Current Assets                           448.3          387.6
                                                   --------       --------
        Total Current Assets                       3,733.1        3,453.1

   Property, Plant and Equipment, Net              1,472.1        1,406.4
   Intangibles Resulting From Business
     Acquisitions                                  3,637.9        3,104.0
   Other Assets                                      379.4          631.1
                                                   --------       --------
        Total Consumer Products and
         Corporate Assets                          9,222.5        8,594.6

 Life Insurance
   Investments                                     5,808.8        5,321.2
   Other Assets                                    1,307.7        1,003.9
                                                   --------       --------
        Total Life Insurance Assets                7,116.5        6,325.1

 Total Assets                                    $16,339.0      $14,919.7
                                                  =========      =========
      Liabilities and Stockholders' Equity

 Consumer Products and Corporate
   Current Liabilities
      Short-Term Debt                             $1,182.9         $824.7
      Other Current Liabilities                    1,974.8        1,964.0
                                                   --------       --------
        Total Current Liabilities                  3,157.7        2,788.7

   Long-Term Debt                                  2,492.4        2,406.8
   Other Long-Term Liabilities                       645.0          371.7
                                                   --------       --------
        Total Consumer Products and
         Corporate Liabilities                     6,295.1        5,567.2

 Life Insurance
   Policy Reserves and Claims                      2,553.4        2,401.2
   Investment-Type Contract Deposits               2,732.3        2,265.9
   Other Liabilities                                 486.8          383.8
                                                   --------       --------
        Total Life Insurance Liabilities           5,772.5        5,050.9

 Stockholders' Equity                              4,271.4        4,301.6

 Total Liabilities and Stockholders' Equity      $16,339.0      $14,919.7
                                                  =========      =========

* Certain amounts have been reclassified to conform to the 1993 presentation.